Mail Stop 6010

							August 9, 2005

Jeffrey T. Slovin
Chief Executive Officer
Schick Technologies, Inc.
30-00 47th Avenue
Long Island City, NY 11101

      Re:	Schick Technologies, Inc.
		Annual Report on Form 10-K for the fiscal year ended March 31, 2005
		File No. 0-22673

Dear Mr. Slovin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the fiscal year ended March 31,
2005

Dependence on Customers, page 5
1. In future filings, please revise to discuss the material terms of the distributorship agreement.
2. Please file the complete agreement as an exhibit. We note that you did not file Schedules I, II, III and IV of the April 6, 2000 agreement.



Patents, page 5
3. In future filings, please discuss the material terms of the license with the California Institute of Technology.
4. Please file the license agreement as an exhibit.

Fiscal Year Ended March 31, 2005 as compared to Fiscal Year Ended
March 31, 2004, page 17
5. In future filings, please quantify the reasons for the change in revenues. For example, set forth as separate percentages the increase in sales from Europe and Asia.

Evaluation of Disclosure Controls and Procedures, page 21
6. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e).

Security Ownership of Certain Beneficial Owners and Management,
page
30
7. In future filings, please disclose the person who has or shares voting power and or investment control over the shares held by Greystone Funding Corp.

Revenue Recognition, page F-8

8. We note that you enter into arrangements with distributors to sell your products internationally. Tell us and revise future filings to explain the nature and significant terms of these arrangements, including any post shipment obligations, acceptance provisions and return provisions that may exist and how you account for such obligations. Also, tell us and revise your filing to explain how you account for any price concessions or other incentives you offer to your international distributors.

9. We note that for a limited time you are allowing your customers to trade-in their old digital radiography system for a new CDR standard system. Tell us how you are accounting for this promotion. Discuss how you account for the impact of the trade-in on the recognition of the sale of the new system. Also, discuss how you record the returned equipment. Tell us whether this or any other trade-in or upgrade rights are the result of written or verbal agreements with any of your current or previous customers. If so, tell us how these terms impact your accounting for the original sales.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tara Hawkins at (202) 551-3639 or Kevin
Vaughn
at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3602 with any other questions.


Sincerely,


Thomas A. Jones
Senior Attorney
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Jeffrey T. Slovin
Schick Technologies, Inc.
March 2, 2006
Page 3